SCHEDULE 14A

INFORMATION REQUIRED IN PROXY STATEMENT

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.   )

Filed by the Registrant ☓
Filed by a Party other than the Registrant ¨

Check the appropriate box:
¨   Preliminary Proxy Statement
¨   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
¨   Definitive Proxy Statement
☓   Definitive Additional Materials
¨   Soliciting Material Pursuant to §240.14a-12

ValueVision Media, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☓   No fee required.

¨   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)   Title of each class of securities to which transaction applies:

(2)   Aggregate number of securities to which transaction applies:

(3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)   Proposed maximum aggregate value of transaction:

(5)   Total fee paid:

¨   Fee paid previously with preliminary materials.

¨   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)   Amount Previously Paid:

(2)   Form, Schedule or Registration Statement No.:

(3)   Filing Party:

(4)   Date Filed:

On May 28, 2014, members of management and the Board of Directors of ValueVision Media, Inc. ("ValueVision") met with representatives of Institutional Shareholder Services, Inc. ("ISS") and made a slide presentation (the "Presentation") entitled "The Right Leadership & Strategy to Create Shareholder Value" pertaining to certain matters to be voted upon at ValueVision's 2014 Annual Meeting of Shareholders scheduled for June 18, 2014 (the "Annual Meeting"). The Presentation (or portions thereof) may also be used at meetings after the date hereof with ValueVision shareholders in connection with the solicitation of proxies for the Annual Meeting by the ValueVision Board of Directors. A copy of the Presentation is filed herewith as Exhibit 1.